UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

000-56519
SEC FILE NUMBER

None
CUSIP NUMBER

(Check one):   ☐ Form 10-K ☐ Form 20-F  ☐ Form 11-K  ☒ Form 10-Q ☐  Form 10-D   ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

The Chosen, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

4 S 2600 W, Suite 5
Address of Principal Executive Office (Street and Number)

Hurricane, Utah 84737
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Chosen, Inc. (the “Company”) filed a registration statement on Form 10 with U.S. Securities and Exchange Commission (the “SEC”) on February 2, 2023, which was amended on April 3, 2023 (as amended, the “Form 10”). On May 16, 2023, the Company received a comment letter from the SEC with respect to the Form 10 requesting additional disclosures related to the accounting treatment of certain transactions included in the financial statements and related notes included in the Form 10. As the Company’s Form 10-Q for the quarterly period ended March 31, 2023 (the “Form 10-Q”) will reference such financial statements, the Company is working diligently to file an amended Form 10 to address the SEC’s comments and then proceed to file the Form 10-Q. As a result of the Company filing an amended Form 10 to respond to the SEC’s comment letter, which financial statements referred to therein will be referenced in the Form 10-Q, the Company is unable to timely file, without unreasonable effort or expense, the Form 10-Q. The Company intends to file the Form 10-Q within the five-day extension period.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

JD Larsen	(435)	767-1338
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Chosen, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 18, 2023	By:	/s/ JD Larsen
		Name:	JD Larsen
		Title:	Chief Financial Officer